Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY ISSUANCE EXAMINATION

COMMITTEE OF CSRC OF THE APPLICATION FOR THE NON-PUBLIC ISSUANCE OF

A SHARES OF THE COMPANY

Reference is made to the announcements (the “Announcements”) of China Southern Airlines Company Limited (the “Company”) dated 26 June 2017, 19 September 2017, 15 November 2017, 22 November 2017 and 16 March 2018 in relation to, among other things, (i) the proposed issue of not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) (the “Non-public Issuance of A Shares”); and (ii) the proposed issue of not more than 600,925,925 new H Shares (including 600,925,925 H Shares) to Nan Lung. Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements.

On 7 May 2018, the Issuance Examination Committee of the China Securities Regulatory Commission (the “CSRC”) reviewed the application for the Non-public Issuance of A Shares. According to the review results, the Company’s application for the Non-public Issuance of A Shares was approved.

Currently, the Company has not received the written approval from the CSRC. The Company will issue a separate announcement upon receipt of the formal approval document from the CSRC.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

7 May 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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